

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 19, 2008

Mr. James Wu
President and Chief Eexective Officer
TransAKT Ltd.
Suite 260,
1414 – 8th Street S.W.
Calgary, Alberta, Canada, T2R 1J6

      RE: TransAKT Ltd.
              Form 20-F for the year ended December 31, 2007
              Filed June 30, 2008
              File No. 0-50392

Dear Mr. Wu:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director